July 15, 2015

EchoStar Corporation
100 Inverness Terrace East
Englewood, CO 80112

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Larry Spirgel

Re:          EchoStar Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

File No. 1-33807

Staff Comment Letter Dated July 2, 2015

Request for Extension

Dear Mr. Spirgel:

EchoStar Corporation (the “Company”) hereby respectfully requests an extension to July 31, 2015 for the date by which the Company must provide its response to the comments contained in your letter dated July 2, 2015. The extension is needed to provide additional time to gather and review information in connection with the Staff’s letter.  Please do not hesitate to contact me at (301) 428-2825 should you have any questions.

Sincerely,

/s/ Cleo Belmonte
Cleo V. Belmonte
Vice President, Associate General Counsel and Assistant Secretary